UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-40842

VALENS SEMICONDUCTOR LTD.

(Exact name of registrant as specified in its charter)

8 Hanagar St. POB 7152

Hod Hasharon 4501309

Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

EXPLANATORY NOTE

This report on Form 6-K is being filed and shall be incorporated by reference in any registration statement filed by Valens Semiconductor Ltd. under the Securities Exchange Act of 1934, as amended, that permits incorporation by reference.

TABLE OF CONTENTS

ITEM
99.1	Condensed Consolidated Financial Statements (Unaudited) as of and for the three and six months ended June 30, 2023
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Labels Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (embedded with the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VALENS SEMICONDUCTOR LTD.

By:	/s/ Dror Heldenberg
	Name:	Dror Heldenberg
	Title:	Chief Financial Officer

Date: August 9, 2023

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